SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 28, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Development Bank of Japan and Sony Sign Definitive Agreements Regarding the Sale of Chemical Products Businesses.

June 28, 2012

Development Bank of Japan Inc.
Sony Corporation

Development Bank of Japan and Sony Sign Definitive Agreements
Regarding the Sale of Chemical Products Businesses

Tokyo, Japan, June 28, 2012 - Development Bank of Japan Inc. (“DBJ”) and Sony Corporation (“Sony”) today announced that they have entered into definitive agreements regarding Sony’s sale to DBJ of chemical products businesses operated by Sony Group including Sony Chemical & Information Device Corporation (“SCID”), a wholly-owned subsidiary of Sony.

SCID is engaged in the manufacture and sale of chemical products, including adhesive materials such as anisotropic conductive film, optical materials such as optical elasticity resin and magnetic devices. SCID also manufactures other non-chemical products sold by Sony, such as optical disk media, magnetic tape, laminate substrates, FeliCa cards and medical print media. The contemplated sale would cover domestic and overseas operations of Sony Group, including operations of SCID, relating to the manufacture and sale of chemical products.

Before the completion of the contemplated sale, Sony will first transfer certain of its chemical products-related businesses to SCID, while at the same time SCID will transfer its non-chemical related businesses, as well as a portion of SCID’s assets, to Sony. Thereafter, a holding company fully funded by DBJ, will acquire from Sony all of the issued shares of SCID and a certain subsidiary in Sony Group engaged in the chemical products-related business, as well as licenses for certain Sony patents related to these businesses.

As a result of the contemplated sale, the new company that will result from the contemplated sale will further expand its businesses by leveraging the expertise in advanced material development and process technologies currently owned by SCID, including those in the adhesive and optical materials sectors, and by fully utilizing the funds provided by DBJ, together with other supplementary resources that it will aim to secure. The new company also intends to rapidly introduce products that meet customers’ needs by utilizing its network of manufacturing and sales bases in Japan and overseas, and increasing cost competiveness.

The consideration for the contemplated sale is expected to be 58.0 billion yen. DBJ and Sony aim to complete the sale in the fall of calendar 2012, subject to the receipt of any necessary government authorizations and approvals.

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Outline of New Company (as currently planned)
(1) Start of business	Scheduled for the fall, 2012
(2) Name	To be announced once the name of the new company is determined
(3) Location	Gate City Osaki, East Tower 8th Floor,
1-11-2 Osaki, Shinagawa-ku, Tokyo, Japan
(4) Representative	Takashi Ichinose, Representative Director and President
(5) Business Activities	Manufacture and sale of adhesive materials, optical materials, magnetic devices and other products.

Outline of Sony Chemical & Information Device Corporation (SCID)
(1) Establishment	March 1962
(2) Location	Gate City Osaki, East Tower 8th Floor,
1-11-2 Osaki, Shinagawa-ku, Tokyo, Japan
(3) Capital	5.48 billion yen (as of June 27, 2012)
(4) Ownership	Sony Corporation (100%, as of June 27, 2012)
(5) Representative	Takashi Ichinose, Representative Director and President
(6) Business Activities	- Manufacture and sale of adhesive materials, optical materials, magnetic devices and other products.

- Manufacture of optical disks, magnetic tapes, magnetic devices, laminate substrates, FeliCa cards, medical print media and other products.
(Please note that these manufacturing activities are outside the scope of this transaction.)

(7) Number of employees	2,935 (as of March 31, 2012)

Impact on Business Forecasts

Sony is currently evaluating the impact of this transaction on its consolidated financial results forecast for the fiscal year ending March 31, 2013.

*All names of companies and products contained herein are trademarks or registered trademarks of the respective companies, even without trademark indications ® or TM.

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